

OFFERING MEMORANDUM

facilitated by



Underground Mushroom Co.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Underground Mushroom Co.
State of Organization	MA
Date of Formation	12/13/2022
Entity Type	Limited Liability Company
Street Address	7 Brook St, Manchester MA, 01944
Website Address	http://www.undergroundmushroom.com/

(B) Directors and Officers of the Company

Key Person	Matthew Pinstein
Position with the Company Title First Year	 Owner 2022
Other business experience (last three years)	For the past 20 years I've been involved in agriculture and local food production here and abroad. I graduated from Umass Amherst in 2005 with a degree in Plant and Soil Science with a focus on sustainability. From there I moved to Italy where I rode my bicycle around Tuscany and Umbria working on farms and seeing the way in which people have been producing food organically for thousands of years. When I returned to the states after a year abroad I incorporated those concepts into the

farm I was managing in Ipswich Ma. When winter finally arrived and ended our growing season I decided to move to Hawaii for what I thought would be 3 months to teach sustainable agriculture to troubled teens at a wilderness therapy program. That 3 month trip quickly turned into 9 years! During that period I was living off the grid in a community of 30 people on 16 acres of land where we produced Kona coffee, avocado, and a variety of other tropical fruits and vegetables. The farm also offered a Community Supported Agriculture (CSA) program so that local families could receive fresh produce every week. This adventure came to a close when the Kilauea volcano erupted and the air quality down wind became intolerable. Most of the members of my community moved off island and without the hands to plant and harvest the land was quickly taken back by mother nature. At that point I chose to move back home and become a teacher. I taught Earth Science at Landmark Elementary/Middle School before and during the pandemic all the while realizing that teaching was not my passion. It was during the pandemic that, while locked in my home, I discovered and found a love for cultivating mushrooms. Much of my discretionary income went into acquiring the tools and materials needed to grow them and after 2 years I have learned what it takes to become a commercial grower. Last winter I had a 1200 sq/ft. space on Cabot street in Beverly where I was producing 200 lbs. of mushrooms a week. This space was in a basement, hence the name Underground Mushroom Co. At the time, I was working in partnership with someone else but after a few months I came to realize that partners are for dancing and if I were to be successful and create a life for myself doing this, I had to step out on my own. Since then my operation has been scaled back but demand and interest remains high. I have no doubt that the skills and

knowledge I bring to the business will result in a successful operation. I've started this campaign to help raise capital so the business can expand into a larger facility. I'm asking for your help to allow me to continue to pursue my passion of bringing a variety of high quality fungi to restaurants and markets on the North Shore. Thanks for reading my story!

-Matt Pinstein

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Pinstein	100%

(D) The Company's Business and Business Plan

Meet Underground Mushroom Co.

As a business, UMC prides itself on integrity, creativity and community. People should have access to delicious food that both satisfies their hunger but also fuels their imagination. Currently the offerings for mushrooms in our area are limited in production, availability, and variety. As a result UMC is uniquely positioned to fill a gap that both chefs and consumers may not currently be aware of. By expanding the presence of new and unique types of edible gourmet mushrooms people will gain an appreciation for how they are grown and ultimately become excited to purchase them.

We are seeking investment to bring an abundance of high quality gourmet mushrooms to the North Shore. A capital investment will allow us to open a new grow facility in Gloucester where we will be a spore-to-store operation. We aim to market to local restaurants and markets because no local growers are filling that need. We also plan on producing substrate blocks so families can grow mushrooms at home.

Our Offerings

My vision is to start a small growing operation that consistently produces 300-400 lbs. of mushrooms per week to sell to restaurants and at farmers markets. This volume allows us to enjoy wide profit margins and expnad our reach without spreading our operation too thin.

- Restaurant sales: I have already secured a small number of accounts with limited effort simply because local chefs are hungry for gourmet mushrooms that don't travel well or aren't available through large-scale suppliers. I intend to ramp up sales as soon as soon as Q4 of this year.
- Farmers market sales: There is demand for fresh, local mushrooms as fungi grow in

popularity as a "superfood" and excellent plant-based food source. I plan to sell directly to the consumer for $20/lb.

- At-home grow kits: As consumers become more interested in growing their own food, at-home grow kits have grown in popularity. These kits include a substrate block that can produce ~2lb of mushrooms, right on a kitchen counter, and are sold for ~$25 per unit.
- Wholesale: I will begin discussions with local grocery stores that seek local farmers to supply gourmet mushrooms.

Filling a gap in the local market

Mushrooms are a nutritious food source, nourishing for both the body and the planet. Mushrooms have grown in popularity as consumers become more aware of their myriad health benefits. However, due to a short shelf life, it's difficult to get gourmet mushrooms to local consumers and chefs.

- UMC has expertise in growing a variety of gourmet mushrooms, and our local footprint allow us to serve the community and restaurants.
- There are limited local competitors, and we believe that as availability of mushrooms like Lions Mane and Oysters increases, so will demand.
- We are in negotiations for a small and affordable space in Peabody that offers potential for growth. This small footprint ensures operational efficiency while still allowing us to reach our targets for growth.

The Team

Matt Pinstein, Founder

Hey there, My name is Matt and for the past 20 years I've been involved in agriculture and local food production here and abroad. I graduated from Umass Amherst in 2005 with a degree in Plant and Soil Science with a focus on sustainability. From there I moved to Italy where I rode my bicycle around Tuscany and Umbria working on farms and seeing the way in which people have been producing food organically for thousands of years. When I returned to the states after a year abroad I incorporated those concepts into the farm I was managing in Ipswich Ma. When winter finally arrived and ended our growing season I decided to move to Hawaii for what I thought would be 3 months to teach sustainable agriculture to troubled teens at a wilderness therapy program. That 3 month trip quickly turned into 9 years! During that period I was living off the grid in a community of 30 people on 16 acres of land where we produced Kona coffee, avocado, and a variety of other tropical fruits and vegetables. The farm also offered a Community Supported Agriculture (CSA) program so that local families could receive fresh produce every week. This adventure came to a close when the Kilauea volcano erupted and the air quality down wind became intolerable. Most of the members of my community moved off island and without the hands to plant and harvest the land was quickly taken back by mother nature. At that point I chose to move back home and become a teacher. I taught Earth Science at Landmark Elementary/Middle School before and during the pandemic all the while realizing that teaching was not my passion. It was during the pandemic that, while locked in my home, I discovered and found a love for cultivating mushrooms. Much of my discretionary income went into acquiring the tools and materials needed to grow them and after 2 years I have learned what it takes to become a commercial grower. Last winter I had a 1200 sq/ft. space on Cabot street in Beverly where I was producing 200 lbs. of mushrooms a week. This space was in a basement, hence the name Underground Mushroom Co. At the time, I was working in partnership with someone else but after a few months I came to realize that partners are for dancing and if I were to be successful and create a life for myself doing this, I had to step out on my own. Since then my

operation has been scaled back but demand and interest remains high. I have no doubt that the skills and knowledge I bring to the business will result in a successful operation. I've started this campaign to help raise capital so the business can expand into a larger facility. I'm asking for your help to allow me to continue to pursue my passion of bringing a variety of high quality fungi to restaurants and markets on the North Shore. Thanks for reading my story!

-Matt Pinstein

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	October 27, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$60,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Rent	$5,000	$10,000
Insurance (General Liability)	$1,115	$2,230
Insurance (Commercial property)	$595	$1,190
Workman's Compensation	$1,340	$2,680
Framing materials	$1,500	$3,000
Incubation racks	$1,000	$2,000
Osha	$295	$590
Wholesale license	$300	$600
Hart box Humidifier (s)	$3,200	$6,400
Fenrir bagging system	$1,500	$3,000
8' steel table	$400	$800
Exhaust for fruiting chamber	$500	$1,000
Boxes for finished product	$350	$700
Walk-in cooler	$7,000	$14,000
Laminar Flow hoods	$2,400	$4,800
Delivery Van / month	$350	$700
Compost Pickup / month	$162	$324
Raw Materials	$500	$1,000
Lab Equipment	$468	$936
Mainvest Compensation	$2,025.0000000000002	$4,050.0000000000005
TOTAL	$30,000.0	$60,000.0

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page

- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 5.0%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.03%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	2.5%
$37,500	3.1%
$45,000	3.8%
$52,500	4.4%
$60,000	5.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Matthew Pinstein	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Underground Mushroom Co.'s fundraising. However, Underground Mushroom Co. may require additional funds from alternate sources at a later date.

Limited operating history

Underground Mushroom Co. was established in December 2022 Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$234,000	$327,600	$350,532	$368,057	$379,098
Cost of Goods Sold					
Gross Profit	$234,000	$327,600	$350,532	$368,057	$379,098
EXPENSES					
Rent & Utilities	$33,000	$33,825	$34,670	$35,536	$36,424
Raw Materials	$5,000	$5,125	$5,253	$5,384	$5,518
Labor	$50,000	$51,250	$52,531	$53,844	$55,190
Operating Profit	$146,000	$237,400	$258,078	$273,293	$281,966

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary

basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V